GILMORE & BELL

816-221-1000 FAX: 816-221-1018 WWW.GILMOREBELL.COM	A PROFESSIONAL CORPORATION ATTORNEYS AT LAW 2405 GRAND BOULEVARD, SUITE 1100 KANSAS CITY, MISSOURI 64108-2521	ST. LOUIS, MISSOURI WICHITA, KANSAS LINCOLN, NEBRASKA

September 29, 2009

VIA EDGAR

Ryan Rohn, Staff Accountant

Division of Corporation Finance

Room 4561

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	Epiq Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 4, 2009
File No. 000-22081

Dear Mr. Rohn:

This letter is submitted on behalf of Epiq Systems, Inc. in response to the comment letter from Stephen Krikorian, Accounting Branch Chief, dated September 21, 2009, with respect to the above-referenced report filed by Epiq Systems under the Exchange Act.

We are submitting on behalf of Epiq Systems responses to each of the SEC staff comments.  For ease of reference, each comment has been included followed by the Company response to the comment.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1A. Risk Factors

“We rely on third-party hardware and software….,” Page 9

1.                                       Comment:  We note the detail provided in your response to prior comment 3 on the nature of your license agreements with third party suppliers.  Please consider revising your future filings to incorporate some of this detail as it might be helpful to investors in understanding the importance of these licenses to your business.

Company Response:  The Company will enhance its disclosure in future filings, consistent with the Company’s response to prior comment 3, to include a discussion of software license agreements with third party suppliers consistent with the disclosure made in the Company’s response letter dated August 5, 2009.

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement filed on April 24, 2009)

Compensation Discussion and Analysis

Annual Cash and Equity Incentive and Discretionary Awards, Page 9

2.                                       Comment:  Reference is made to prior comment 9.  You state that you reduced the 2008 payout pool to $2,092,000, however your summary compensation table indicates that $2,300,000 was paid in compensation to these three executives.  Please advise.

Company Response:  As disclosed in Footnote 3 to the Summary Compensation Table (on page 14) and discussed in the narrative following the Grants of Plan-Based Awards table (on pages 16 and 17), the Non-Equity Incentive Plan Compensation awards for 2008 consisted of the financial performance awards ($2,092,000) and the completed acquisitions/divestitures bonuses ($208,000), in an aggregate amount of $2,300,000, that were awarded to these executives for performance in the calendar year 2008.

3.                                     Comment:  Further, in response to prior comment 9, you state that you will include in future filings information on how achievement of your financial objectives translates into funding the total incentive payout pool for your “executive management,” but only “if the incentive payout amount is reduced below eligible funding.”  We believe that this information would be insightful for investors in understanding your compensation at whatever level awarded.  Please include such an analysis in future filings.

Company Response:  The Company will disclose in future filings, consistent with the Company’s response to prior comment 9, how the achievement of financial objectives translates into funding the total incentive payout pool for executive management regardless of the actual incentive payout amount and regardless of whether the incentive payout amount is increased or decreased by the Compensation Committee in the discretion afforded to it by the plan.

Item 13.  Certain Relationships and Related Transactions, and Director Independence (Incorporated by Reference from Definitive Proxy Statement filed on April 24, 2009), Page 22

4.                                       Comment:  Your response to prior comment 12 discloses in further detail how compensation paid to immediate family members of directors and executive officers is approved.  We note that this should be included in future filings.  However, you do not thereafter disclose any policy or procedure for the review of any other type of transaction required to be disclosed under Item 404(a), which includes any transaction (as defined in Instruction 2 to the Instructions to Item 404(a)) in the amount over $120,000, whether it be compensatory or not, between the company and any related person (as defined in Instruction 1 to the Instructions to Item 404(a)).  Please provide disclosure consistent with Item 404(b) of Regulation S-K in future filings.

Company Response:  While the compensation committee is responsible for the review and approval of compensation to a related party that falls within Item 404 of Regulation S-K, Paragraph 15 of the section entitled “Responsibilities” of the audit committee charter (publicly available at www.epiqsystems.com) provides that one of the audit committee’s responsibilities is to review and approve all material related party transactions that are subject to disclosure in accordance with Item 404 of Regulation S-K.  The Company will disclose in future filings the policies and procedures for the review of any transaction required to be reported under Item 404(a) of Regulation S-K, consistent with the foregoing discussion and the requirements of Item 404(b) of Regulation S-K.

If you have any additional questions, comments or concerns that might result in a third comment letter, I would be pleased to discuss those questions, comments or concerns with you by telephone to see if that call could obviate the need for a third comment letter.  We are available at any time to discuss these responses from the Company.  Please contact me (816-218-7548) to arrange a time at which we might discuss these matters and any other questions or comments you may have after reviewing this letter and the enclosed information.

Very truly yours,

/s/ Richard M. Wright, Jr.
RMW:jge
cc: Mr. Stephen Krikorian